

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

July 19, 2017

John Abbot
Chief Financial Officer
Cumulus Media Inc.
3280 Peachtree Road, NW Suite 2300
Atlanta, GA 30305

> **Re:** **Cumulus Media Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2016**
> **Filed March 16, 2017**
> **File No. 000-24525**

Dear Mr. Abbot:

We have reviewed your filing and have the following comments. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 35

1. We note that you took a significant goodwill impairment charge in connection with your 2016 annual impairment test as a result of lowering your forecasted revenue and profitability levels for 2017 and future periods. In this regard, please expand your MD&A to discuss your expectations regarding your future operating results and liquidity as a result of taking the impairment charge. Please clearly explain to your investors, if true, that you expect that historical operating results will not be indicative of future operating results. Please also discuss the reasons why you reduced your forecasted revenue and profitability and whether this is a known trend you expect to continue in the future.

Notes to Consolidated Financial Statements
4. Intangible Assets and Goodwill, page F-14

2.   We note that during the year ended December 31, 2015 you recorded a non-cash impairment charge of $549.7 million as a result of an interim impairment test of goodwill. We also note that during the 2016 year, based on interim performance, you determined that no indicators were present which would suggest the fair value of the reporting units may have declined below the carrying value. However, during the annual impairment test and as part of your 2017 budgeting process, you lowered your forecasted revenue and profitability levels for 2017 and future periods. In this regard, tell us in detail why you determined that there were no indicators of impairment during the interim period of fiscal year 2016 and the reasons why you lowered your forecasted revenues and profitability for 2017 and future periods.

3.   Please tell us why the allocation of fair value of the individual assets of Reporting Unit 1 in Step 2 of the goodwill impairment test was above the fair value calculated in the Step 1 test resulting in the $568.1 million goodwill impairment charge.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Christie Wong, Staff Accountant, at (202)-551-3684 or Carlos Pacho, Senior Assistant Chief Accountant, at (202) 551-3835 if you have questions regarding comments on the financial statements and related matters. Please contact Joshua Shainess, Attorney Advisor, at (202) 551-7951, Kathleen Krebs, Special Counsel, at (202) 551-3350, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Carlos Pacho for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications